Signed and page numbered in accordance with Rule 0-3(b). Page 1 of 6.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)

                            AW Computer Systems, Inc.
                                (Name of Issuer)

                              Class A Common Shares
                         (Title of Class of Securities)

                                    002448108
                                 (CUSIP Number)

                               Charles J. McMullin
             c/o AW Computer Systems, Inc., 9000A Commerce Parkway,
                       Mt. Laurel, NJ 08054 609-234-3939
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 27, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      Signed and page numbered in accordance with Rule 0-3(b). Page 2 of 6.

CUSIP NO.002448108

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
         Charles F. Trapp

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         [   ](a)
         [   ](b)

3.       SEC USE ONLY:

4.       SOURCE OF FUNDS:
         PF, OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):         [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
         USA

                                        7.       SOLE VOTING POWER:

                                                      1,661,200
              NUMBER OF
                SHARES                   8.      SHARED VOTING POWER:
             BENEFICIALLY
               OWNED BY                                 None
                 EACH
              REPORTING                  9.      SOLE DISPOSITIVE POWER
                PERSON
                 WITH                                 1,661,200

                                        10.      SHARED DISPOSITIVE POWER

                                                        None

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         1,661,200

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         [   ]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT OF ROW (11):
         19.6%

14.      TYPE OF REPORTING PERSON:
         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7
                 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                             SIGNATURE ATTESTATION.

      Signed and page numbered in accordance with Rule 0-3(b). Page 3 of 6.

                         AMENDMENT NO. 2 TO SCHEDULE 13D
                         -------------------------------

This Amendment No. 2 to Schedule 13D relates to the Class A Common Shares, $.01 par value (the "Common Shares"), of AW Computer Systems, Inc. (the "Issuer"), a New Jersey corporation whose principal executive offices are located at 9000A Commerce Parkway, Mount Laurel, New Jersey 08054. This Amendment No. 2 to
Schedule 13D amends the Amendment No. 1 to Schedule 13D, dated April 28, 1997 and filed with the Securities and Exchange Commission (the "SEC") on or about that date and the original Schedule 13D of Charles F. Trapp, dated April 7, 1997 and filed with the SEC on or about that date (the "Original Schedule").

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         The following table sets forth the sources and amount of funds or other consideration used to pay for the Common Shares and options and warrants to purchase Common Shares listed below:

                Securities                                             Purchase
                Purchased            Date of                           Price or
              (e.g. Shares,          Purchase         Number of          Other              Source
            Options, Warrants)       or Grant         Securities      Consideration         of Funds
            ------------------       --------         ----------      -------------         --------


          Common Shares              09/20/96          60,000         $60,000             Company Loan(1)

          Options                    09/20/96          60,000         Service as an       Not Applicable
                                                                      Officer(2)

          Options                    04/07/97          1,100,000      Service as an       Not Applicable
                                                                      Officer(3)

          Warrants                   04/28/97          100,000        $50,000(4)          Personal Funds

          Warrants                   05/15/97          50,000         $25,000(5)          Personal Funds

          Warrants                   06/27/97          291,200        $145,600(6)         Cancellation
                                                                                          of Debt

         (1) Mr. Trapp acquired 60,000 Common Shares at $1.00 per share in a private placement dated September 20, 1996 with a note to the Company for $60,000. This note is secured by the shares, bears an annual interest rate of 6.1% and matures October 1, 1999. As of July 7, 1997, $40,000 remained outstanding under this note.

         (2) In accordance with the Issuer's October 1992 Stock Option and Grant Plan; the exercise price is $1.00 per share.

         (3)      The exercise price is $0.65 per share.

         (4) In connection with a private placement of units by the Issuer in April 1997, Mr. Trapp purchased 500 units, consisting of 500 shares of 10% Redeemable Preferred Stock and related warrants to purchase 100,000 Common Shares at $0.50 per share, for an aggregate purchase price of $50,000. Each unit has a purchase price of $100. The warrants are exercisable commencing on April 28, 1997 and ending on April 27, 1999.

                  (Footnotes continued on following page)

      Signed and page numbered in accordance with Rule 0-3(b). Page 4 of 6.

         (5) In connection with a private placement of units by the Issuer in May 1997, Mr. Trapp purchased 250 units, consisting of 250 shares of 10% Redeemable Preferred Stock and related warrants to purchase 50,000 Common Shares at $0.50 per share, for an aggregate purchase price of $25,000. Each unit has a purchase price of $100. The warrants are exercisable commencing on May 15, 1997 and ending on May 14, 1999.

         (6) In connection with a private placement of units by the Issuer in June 1997, Mr. Trapp purchased 1,456 units, consisting of 1,456 shares of 10% Redeemable Preferred Stock and related warrants to purchase 291,200 Common Shares at $0.50 per share, for an aggregate purchase price of $145,600. Each unit has a purchase price of $100. The warrants are exercisable commencing on June 27, 1997 and ending on June 26, 1999. The purchase price for the units was satisfied by the cancellation of certain indebtedness owing by the Issuer to Mr. Trapp. In a related transaction, Mr. Trapp, certain directors of the Company, and other investors acquired the outstanding indebtedness of the Issuer owed to its commercial lender and, in exchange for reduction of the outstanding indebtedness from $593,000 to $95,000, acquired 3,822 units and a series of promissory notes aggregating $95,000 from the Issuer.

      Signed and page numbered in accordance with Rule 0-3(b). Page 5 of 6.

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Trapp beneficially owns an aggregate of 1,661,200 Common Shares, or 19.6% of the outstanding Common Shares as of June 27, 1997, including 1,601,200 Common Shares which Mr. Trapp has the right to acquire within 60 days pursuant to options and warrants.

         (b) Mr. Trapp has the sole power to vote or to direct the vote of 60,000 Common Shares. The 1,601,200 Common Shares held subject to options and warrants do not carry any voting rights unless and until such options and warrants are exercised. Mr. Trapp has sole power to dispose or to direct the disposition of 60,000 Common Shares and options and warrants to purchase 1,601,200 Common Shares.

         (c) On April 28, 1997, Mr. Trapp purchased 500 units consisting of 500 shares of 10% Redeemable Preferred Stock and related warrants to purchase 100,000 Class A Common Shares at $0.50 per share for an aggregate purchase price of $50,000. Each unit has a purchase price of $100.

                  On May 15, 1997, Mr. Trapp purchased 250 units consisting of 250 shares of 10% Redeemable Preferred Stock and related warrants to purchase 50,000 Class A Common Shares at $0.50 per share for an aggregate purchase price of $25,000. Each unit has a purchase price of $100.

                  On June 27, 1997, Mr. Trapp purchased 1,456 units consisting of 1,456 shares of 10% Redeemable Preferred Stock and related warrants to purchase 291,200 Class A Common Shares at $0.50 per share for an aggregate purchase price of $145,600. Each unit has a purchase price of $100. The purchase price for the units was satisfied by the cancellation of certain indebtedness owing by the Issuer to Mr. Trapp. In a related transaction, Mr. Trapp, certain directors of the Company, and other investors acquired the outstanding indebtedness of the Issuer owed to its commercial lender and, in exchange for reduction of the outstanding indebtedness from $593,000 to $95,000, acquired 3,822 units and a series of promissory notes aggregating $95,000 from the Issuer.

                  The only transactions involving Common Shares effected by Mr. Trapp during the past 60 days are the ones reflected above.

         (d)      Not Applicable.

         (e)      Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.
         None.

Item 7.  Material to be Filed as Exhibits.
         None.

      Signed and page numbered in accordance with Rule 0-3(b). Page 6 of 6.


                                    SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: July 8, 1997                                       /s/Charles F. Trapp
                                                         Charles F. Trapp
                                                         Vice President, Finance